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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

Salix Pharmaceuticals, Ltd.
(Name of Subject Company (Issuer))

Axcan Pharma Inc.
Saule Holdings Inc.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

795435106
(CUSIP Number of Class of Securities)

RICHARD TARTE, ESQ.
Axcan Pharma Inc.
597 Laurel Blvd.
Mont-Saint-Hilaire, QC J3H 6C4
Canada
(450) 467-5138

With a copy to:

MICHAEL D. LEVIN, ESQ. THOMAS E. KEIM, JR., ESQ. Latham & Watkins Illinois LLC 233 S. Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700	JOHN J. HUBER, ESQ. Latham & Watkins LLP 555 Eleventh Street, NW, Suite 1000 Washington, D.C. 20004 (202) 637-2200

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee

$210,061,618	$16,994

*
Estimated for the purpose of calculating the fee only. This amount assumes the purchase of 24,007,042 shares of Common Stock, par value $0.001 per share (together with the associated preferred share purchase rights), of Salix Pharmaceuticals, Ltd. at a purchase price of $8.75 per share. Such number of shares consists of (1) 21,375,846 shares issued and outstanding as of March 21, 2003 (as reported in Salix Pharmaceuticals, Ltd.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2002), and (2) 2,631,196 shares reserved for issuance upon the exercise of outstanding warrants and options as of December 31, 2002 (as reported in Salix Pharmaceuticals, Ltd.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2002), that appear to have exercise prices less than the purchase price per share in the tender offer. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as supplemented by Securities & Exchange Commission Fee Rate Advisory #11 for Fiscal Year 2003, and equals 0.00008090 multiplied by the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid:	Filing Party:
	Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

        This Tender Offer Statement on Schedule TO relates to an offer by Saule Holdings Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Axcan Pharma Inc., a corporation incorporated under the Canada Business Corporation Act ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Common Stock"), of Salix Pharmaceuticals, Ltd., a Delaware corporation (the "Company"), together with the associated rights to purchase Series A Junior Participating Preferred Stock, par value $0.001 per share (the "Rights", and together with the Common Stock, the "Shares"), of the Company, at a price of $8.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 10, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended, modified or supplemented from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

        The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

Item 1.	Summary Term Sheet.
The information set forth in the "Summary Term Sheet" to the Offer to Purchase is incorporated herein by reference.
Item 2.	Subject Company Information
(a)
The name of the subject company is Salix Pharmaceuticals, Ltd., a Delaware corporation, which has its principal executive offices at 8540 Colonnade Center Drive, Suite 501 Raleigh, North Carolina 27615. The telephone number of the Company is (919) 862-1000. The information set forth in Section 8 of the Offer to Purchase ("Certain Information Concerning the Company") is incorporated herein by reference.
(b)
The Company's common stock, par value $0.001 per share, including the preferred share purchase rights associated with those shares, are the securities that are the subject of the Offer. The information set forth in the Offer to Purchase under "Introduction" and Section 6 ("Price Range of Shares") is incorporated herein by reference.
(c)	The information set forth in Section 6 ("Price Range of Shares") of the Offer to Purchase is incorporated herein by reference.
Item 3.	Identity and Background of Filing Persons.
(a), (b), (c)
This Tender Offer Statement is being filed by the Purchaser and Parent. The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser") and Annex I is incorporated herein by reference.

During the last five years, neither Parent nor Purchaser and, to the best knowledge of the Purchaser and Parent, none of the persons listed on Annex I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of violations of such laws.

Item 4.	Terms of the Transaction.
(a)
The information set forth in the Offer to Purchase under "Introduction," Section 1 ("Terms of the Offer"), Section 2 ("Acceptance for Payment and Payment for Shares"), Section 3 ("Procedures for Tendering Shares and Rights"), Section 4 ("Withdrawal Rights"), Section 5 ("Certain United States Federal Income Tax Consequences"), Section 7 ("Effects of the Offer on the Market for the Shares and Nasdaq National Market Listing; Exchange Act Registration; Margin Regulations; Rights"), Section 10 ("Source and Amount of Funds"), Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 14 ("Conditions of the Offer"), Section 15 ("Preferred Share Purchase Rights") and Section 16 ("Certain Regulatory and Legal Matters") is incorporated herein by reference.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.
(a), (b)
The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 17 ("Legal Proceedings between Parent, Purchaser and the Company") is incorporated herein by reference.

Except as described in the Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between the Purchaser or Parent or, to the best knowledge of the Purchaser or Parent, any of the persons listed in Annex I to the Offer to Purchase, on the one hand, and the Company or any of its directors, executive officers or affiliates, on the other hand, that are required to be disclosed pursuant to this Item.
Item 6.	Purposes of the Transaction and Plans or Proposals.
(a)
The information set forth in the Offer to Purchase under "Introduction," Section 11 ("Background of the Offer; Contacts with the Company") and Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") is incorporated herein by reference.
(c)(1)-(7)
The information set forth in the Offer to Purchase under "Introduction," Section 7 ("Effects of the Offer on the Market for the Shares and Nasdaq National Market Listing; Exchange Act Registration; Margin Regulations; Rights"), Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Section 13 ("Dividends and Distributions") is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a), (b), (d)
The information set forth in the Offer to Purchase under Section 9 ("Certain Information Concerning Parent and Purchaser") and Section 10 ("Source and Amount of Funds") is incorporated herein by reference.
Item 8.	Interest in Securities of the Subject Company.
(a)
The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company") and Annex I is incorporated herein by reference.

(b)
The information set forth in the Offer to Purchase under "Introduction," Section 9 ("Certain Information Concerning Parent and Purchaser") and Section 11 ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.
(a)	The information set forth in the Offer to Purchase under "Introduction" and Section 18 ("Fees and Expenses") is incorporated herein by reference.
Item 10.	Financial Statements.
(a)
The information set forth in Parent's Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on February 25, 2003, and the information set forth in Exhibit 99.1 ("Press Release Dated February 6, 2003") to Parent's Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on February 13, 2003, is incorporated herein by reference.

Copies of these reports and other information filed by Parent with the Securities and Exchange Commission may be inspected at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the Securities and Exchange Commission by telephoning 1-800-SEC-0330. Parent's filings are also available to the public on the Securities and Exchange Commission's Internet site (http://www.sec.gov). Copies of such materials also may be obtained by mail from the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.
(b)	Not applicable.
(c)	The information set forth in Section 9 of the Offer to Purchase ("Certain Information Concerning Parent and Purchaser") is incorporated herein by reference.
Item 11.	Additional Information.
(a)
The information set forth in the Offer to Purchase under "Introduction", Section 1 ("Terms of the Offer"), Section 7 ("Effects of the Offer on the Market for the Shares and Nasdaq National Market Listing; Exchange Act Registration; Margin Regulations; Rights"), Section 9 ("Certain Information Concerning Parent and Purchaser"), Section 11 ("Background of the Offer; Contacts with the Company"), Section 12 ("Purpose of the Offer and the Proposed Merger; Plans for the Company"), Section 15 ("Preferred Share Purchase Rights"), Section 16 ("Certain Regulatory and Legal Matters") and Section 17 ("Legal Proceedings between Parent, Purchaser and the Company") is incorporated herein by reference.

Except as described in the Offer to Purchase, there is not any present or proposed material agreement, arrangement, understanding or relationship between Parent or Purchaser or, to the best knowledge of Parent or Purchaser, any of the persons listed in Annex I to the Offer to Purchase (or any subsidiaries of Parent or Purchaser) and the Company or any of its executive officers, directors, controlling persons or subsidiaries.
(b)
The information set forth in the entire Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference.

Item 12.	Exhibits.
(a)(1)(A)	Offer to Purchase dated April 10, 2003.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients.
(a)(1)(F)	Text of Press Release issued jointly by Purchaser and Parent dated April 10, 2003 announcing the commencement of the tender offer.
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on April 10, 2003.
(a)(1)(H)	Complaint filed in the United States District Court for the District of Delaware on April 10, 2003.
(a)(1)(I)	Complaint filed in the Chancery Court, New Castle County, Delaware on April 10, 2003
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)(1)	Commitment Letter, dated as of April 9, 2003, among Parent and National Bank of Canada.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2003	Axcan Pharma Inc.
	By:	/s/ LÈON F. GOSSELIN
Name: Lèon F. Gosselin
Title: President, Chairman and Chief Executive Officer
Saule Holdings Inc.
	By:	/s/ DAVID W. MIMS
Name: David W. Mims
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated April 10, 2003.
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients.
(a)(1)(F)	Text of Press Release issued jointly by Purchaser and Parent dated April 10, 2003 announcing the commencement of the tender offer.
(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on April 10, 2003.
(a)(1)(H)	Complaint filed in the United States District Court for the District of Delaware on April 10, 2003.
(a)(1)(I)	Complaint filed in the Chancery Court, New Castle County, Delaware on April 10, 2003
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)(1)	Commitment Letter, dated as of April 9, 2003, among Parent and National Bank of Canada.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

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SCHEDULE TO
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EXHIBIT INDEX